

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

VIA FACSIMILE AND U.S. MAIL

November 23, 2009

John P. Graham
Chief Financial Officer
Fuel Tech, Inc.
27601 Bella Vista Parkway
Warrenville, Illinois 60555-1617

      RE: Fuel Tech, Inc.
              Form 10-K for the Year Ended December 31, 2008
              Forms 10-Q for the Periods Ended June 30, 2009 and September 30, 2009
              Form 8-K filed on July 2, 2009
              Definitive Proxy Statement on Schedule 14A filed April 15, 2009
              File No. 1-33059

Dear Mr. Graham:

      We have reviewed your response letter dated November 6, 2009 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 1 – Business, page 3

1. In future filings, please disclose the information required by Item 101(c)(1)(viii) of Regulation S-K for each of your segments, or tell us why you are not required to do so.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Commitments, page 20

2. We have read your response to comment five from our letter dated October 27, 2009. Please confirm that there were no purchase obligations that should be disclosed in the table.

Financial Statements

1. Organization and Significant Accounting Policies

Goodwill and Other Intangibles, page 30

3. We have read your response to comment six from our letter dated October 27, 2009. It still remains unclear how you determined that your allocation method is appropriate. You indicate that the relative excess of the fair value over the carrying value of the reporting units could be viewed to represent a "with and without" computation as described in paragraph 35 of SFAS 142. The amount of goodwill assigned to a reporting unit using a "with and without" computation is the difference between the fair value of the reporting unit before the acquisition and its fair value after the acquisition. Please tell us how you determined that your allocation method represents a "with and without" computation. Please also explain how this method works in your annual impairment testing. For previously existing goodwill balances allocated to reporting units, please explain to us the circumstances under which this goodwill could be reallocated to another reporting unit in a later period due to your goodwill allocation methodology. Refer to paragraphs 34 and 35 of SFAS 142.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED APRIL 15, 2009

Compensation Discussion and Analysis

Compensation Elements

CIP Structure, page 9

4. We have read your response to comment 11 in our letter dated October 27, 2009. Based on the information you have provided, we are unable to agree with your assertion that disclosure of your CIP targets would result in competitive harm such that you may exclude it under Instruction 4 to Item 402(b) of Regulation S-K. Please revise accordingly in your future filings. In this regard, please ensure that your future filings identify the targets and how these targets translated into actual awards.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Hagen Ganem, Attorney, at (202) 551-3330 or, in his absence, Andy Schoeffler, Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the

Mr. John P. Graham
November 23, 2009
Page 3

undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief